JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

March 5, 2010

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Jessica Dickerson, Staff Attorney

Re: JA Energy

Registration Statement on Form S-1

Filed February 14, 2012

File No.: 333-179516

Dear Ms. Dickerson:

On behalf of JA Energy (the “Company”), we are hereby responding to the letter, dated March 1, 2012 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-179516) (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 1 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below each comment.

Determination of Offering Price, page 16

1. You state here that the offering will be conducted at a fixed price of $0.025 per share. Please revise your disclosure to state, if true, that the offering will be conducted at a fixed price of $0.04 per share, as indicated throughout the registration statement.

Response: We have updated the Registration Statement that the offering will be conducted at a fixed price of $0.04 per share.

Selling Stockholders, page 17

2. On page 19, please revise the selling stockholder table so that it accurately reflects the total shares to be owned by each selling stockholder upon completion of the offering assuming all shares covered by the prospectus are sold. Please also revise the percentage owned upon completion of the offering. In this regard, we note these columns currently appear to reflect the amount of shares and the percentage owned prior to the offering.

Response: We have revised the selling stockholder table page 19, whereby it now reflects the total shares to be owned by each selling stockholder upon completion of the offering assuming all shares covered by the prospectus are sold and the percentage owned upon completion of the offering.

Exhibits, page II-3

3. Please amend your registration statement to include the interactive data file required by Item 601(b)(101) as an exhibit to the filing. Additionally, please note that filings, beginning with a Form 10-Q, containing financial statements for a fiscal period ending on or after June 15, 2011 must include interactive data files. In this regard, we note that you did not include the interactive data file with your Form 10-Q for the quarterly period ended November 30, 2011.

Response: We have amended our registration statement to include the interactive data file required by Item 601(b)(101) as an exhibit to the filing. We have also amended our Form 10-Q for the quarterly period ended November 30, 2011 to include the required interactive data file. Thank you for bringing this to our attention.

Signatures, page II-6

4. We note that your disclosure on page 43 indicates that you have three directors. However, only one director has signed the registration statement. Please amend the registration statement to have at least a majority of the board of directors sign the filing. Refer to Form S-1.

Response: We respectfully note the Staff’s comment. We have amended the registration statement to have at least a majority of the board of directors sign the filing.

We hope our responses satisfactorily address your comments. We appreciate your help with this registration statement as we moved through the comment phase. Your comments and insights have been very helpful.

On behalf of the company, we acknowledge that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

JA ENERGY
By: /s/ James Lusk
James Lusk Chief Executive Officer

cc: Thomas C. Cook, Esq.